Mail Stop 7010

November 29, 2005

via U.S. mail and facsimile

Marty R. Kittrell
Chief Financial Officer
Andrew Corporation
10500 W. 153rd Street
Orland Park, Illinois  60462

	Re:	Andrew Corporation
		Form 10-K for the Fiscal Year Ended September 30, 2004
		Filed December 13, 2004
Forms 10-Q for the Fiscal Quarters Ended December 31, 2004, March
31,
2005 and June 30, 2005
		File No. 0-21682

Dear Mr. Kittrell:

      We have reviewed your response letter dated November 14,
2005
and considered your positions presented during our conference call on
October 14, 2005.  We have the following additional comment.

Form 10-K for the Fiscal Year Ended September 30, 2004

1.  Summary of Significant Accounting Policies, Revenue
Recognition,
page 32

1. We note your response to comment 2 in your letter dated
November
14, 2005. Specifically, you refer to Article 1, Section 6.1, Invoices and Payment of the General Purchase Agreement as the clause in the contract that prohibits you from recognizing PSAP integration revenue until completion of certification services. Your response letter also refers to Addendum 5 to the GPA as the change to the contract that separated PSAP integration and certification services such that revenue recognition for PSAP integration was no longer prohibited prior to completion of certification services under US GAAP.

However, we note that a prior addendum to the GPA, executed prior to the acquisition of Allen, appears to have amended the GPA in a manner similar to Addendum 5. Thus, based on your line of reasoning, it would appear that prior to the acquisition of Allen, PSAP integration revenue should no longer have been deferred until the completion of certification services.

Secondly, you further support your deferral of PSAP integration revenue by referencing Article 1, Section 4.1 of the GPA, Termination and Deferral of Orders. You state that this section addresses your rights to receive payment for completed PSAP integration services, in case of termination prior to completion of certification services.
Section 4.1 appears to apply to your customer`s ability to cancel an order only with regards to equipment and not any subsequent services, such as PSAP integration and certification, which would be provided once the equipment is shipped. Therefore, it does not appear that your customer has the right/ability to cancel/terminate the PSAP integration and certification services once the equipment is shipped.
Thus, it is unclear to us how Article 1, Section 4.1 of the GPA is relevant.

Finally, we note that Article 1, Section 4.1 of the GPA has not been amended by Addendums 1-5. Thus, it is unclear how the changes in Addendum 5 affected the termination provisions in your agreement such that you were no longer precluded from recognizing PSAP integration services revenue prior to the completion of certification services.

Based on the above factors noted, your deferral of PSAP integration services revenue until completion of certification services until the fourth quarter of 2004 does not appear appropriate under US GAAP.

*    *    *    *

      You may contact Tracey Houser at (202) 551-3736, or me at
(202)
551-3255, if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Nili Shah
Accounting Branch Chief


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Marty R. Kittrell
Andrew Corporation
November 29, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE